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                 June 9, 2020

       Thomas P. McCaffrey
       President, Chief Executive Officer, and Chief Financial Officer KLX Energy Services Holdings, Inc.
       1300 Corporate Center Way
       Wellington, Florida 33414

                                                        Re: KLX Energy Services
Holdings, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 2, 2020
                                                            File No. 333-238870

       Dear Mr. McCaffrey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Valerie Ford Jacob,
Esq.